Appendix A

INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 — 828 Harbourside Drive,
North Vancouver, British Columbia V7P 3R9
Telephone: (604) 904-8481 Facsimile: (604) 904-9431

May 30, 2005

British Columbia Securities Commission
Ontario Securities Commission

Office of International Corporate Finance
Securities and Exchange Commission

and
Charlton & Company, Chartered Accountants

and
Dale Matheson Carr-Hilton LaBonte, Chartered Accountants

NOTICE OF CHANGE OF AUDITORS

TAKE NOTICE THAT the auditors of International Gemini Technology Inc. (the “Company”), Charlton & Company, Chartered Accountants (the “Former Auditor”), at the request of the Company, tendered their resignation effective May 27, 2005. Effective on the date of the Former Auditor’s resignation, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants (the “Successor Auditor”), have been appointed as the new auditors of the Company.

TAKE FURTHER NOTICE THAT:

(a) in the opinion of the Company, there were no “reportable events”, as that term is defined in National Instrument 51-102, which occurred during the two most recently completed fiscal years or any period subsequent to the most recently completed fiscal period for which an auditor’s report was issued;

(b) there have been no reservations contained in the Former Auditors’ report on any of the financial statements of the Company for the two most recently completed financial years or for any period subsequent to the most recently completed fiscal period for which an auditor’s report was issued; and

(c) the decision to request the resignation of the Former Auditor and to appoint, as Successor Auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, effective May 27, 2005, was considered and approved by the directors of the Company.

DATED EFFECTIVE: May 30, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
INTERNATIONAL GEMINI TECHNOLOGY INC.

“Martin Schultz”
Secretary